

October 16, 2013

Via E-mail
Peter J. Nelson
Chief Financial Officer
American Homes 4 Rent
30601 Agoura Road, Suite 200
Agoura Hills, CA 91301

> **Re:** **American Homes 4 Rent**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed October 8, 2013**
> **File No. 333-191015**

Dear Mr. Nelson:

We have limited our review of your registration statement to the issue we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Home Price Appreciation Factor, page 182

1. In this section you refer to 21 MSAs while still presenting only 20 MSAs in subsequent tables. Please revise to reconcile or advise.

2. It appears that the formula for HPAx for each MSA could be negative if the most recent POI is less than its June 30, 2013 value. In that situation, please clarify if the negative HPAx is incorporated into the calculation of the cumulative HPA amount until the cumulative figure is zero.

3. We note your response to comment 8 in our letter dated September 27, 2013. We also note the revised disclosure that the company will select a publicly available alternative source or sources if the FHFA no longer publishes the POI. We have the following comments:

- How would the company select an alternative reference for calculating the HPA amount?
- How can the company ensure that an alternative reference for calculating the HPA amount will be publicly available?
- How will the company calculate the HPA amount if an alternative reference is not publicly available?
- Does the company contemplate using an alternative reference that is not an index such as the POI?
- How would the company advise investors of the change in the reference for calculating the HPA amount?
- Would a change in the reference for calculating the HPA amount constitute a change to a material term of the security being registered? If so, what rights would investors have to agree to such change?

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: James E. Showen
        Hogan Lovells US LLP
        Via E-mail